UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.	NATURA COSMÉTICOS S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF No. 32.785.497/0001-97	CNPJ/MF No. 71.673.990/0001-77

MATERIAL FACT

Natura enters into an exclusivity agreement relating to the potential sale of The Body Shop

Natura &Co Holding S.A. (“Natura &Co”) and Natura Cosméticos S.A. (“Natura”), further to the information provided in the material fact of August 28, 2023, inform the shareholders of Natura &Co and the market in general that Natura &Co entered into an exclusivity agreement with Aurelius Investment Advisory Limited, aiming at the potential sale of The Body Shop.

The terms and conditions of the potential sale are under negotiation and there is no assurance the transaction will be completed.

Natura &Co and Natura will keep its shareholders and the market in general informed about the transaction, as per the terms of applicable laws and regulations.

São Paulo, October 30, 2023.

GUILHERME CASTELLAN	JOÃO PAULO BROTTO GONÇALVES FERREIRA
CFO and Investor Relations Officer Natura &Co Holding S.A.	CEO and Investor Relations Officer Natura Cosméticos S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: October 30, 2023